Exhibit 99.1

News release…

Date: 1 July 2005
Ref: PR426g

Hope Downs joint venture strengthens Rio Tinto’s position in global iron ore market

Rio Tinto has reached agreement with Hancock Prospecting Pty Ltd to purchase a 50 per cent interest in the Hope Downs iron ore assets.

Rio Tinto and Hancock Prospecting will enter into a 50:50 unincorporated joint venture to develop the Hope Downs iron ore assets, with the development and ongoing operation of the assets to be managed by Rio Tinto. The project will use Pilbara Iron managed port, rail and power infrastructure.

Mr Leigh Clifford, chief executive of Rio Tinto, said, "The acquisition of this excellent resource and the development of this project strengthens Rio Tinto’s position as the prime supplier of iron ore from the Pilbara and will increase Western Australia’s participation in the global iron ore market.

“The interest in the Hope Downs deposits increases Rio Tinto’s already strong resource position and provides certainty for the development of Hope Downs.”

A development proposal has been lodged by Hope Downs Iron Ore Pty Ltd with the Western Australian government and a review of the existing feasibility study to finalise the specific steps required for development has commenced. A new mine and enhancement of port and rail facilities represents further significant investment in Western Australia.

Mr Sam Walsh, chief executive of Rio Tinto Iron Ore, said, “Rio Tinto is well positioned to bring the Hope Downs deposits to market promptly given our established market presence. The joint venture will facilitate the development of these high quality assets, making maximum use of existing infrastructure, to bring the project to fruition in the shortest time frame possible.

“The world’s major steel makers highly value Rio Tinto Iron Ore’s expertise, quality and reliability, and this transaction will further enhance our ability to meet customer demands through a diverse range of mines and products.”

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

The joint venture will include the Hope Downs 1, 2 and 3 iron ore deposits, and the East Angelas 1, 2 and 3 deposits. These deposits, which comprise Marra Mamba and Brockman type iron ore, include 450 million tonnes of reserves and approximately 850 million tonnes of resources. The Hope Downs resources are similar in quality to West Angelas ore. Rio Tinto’s share of these reserves and resources is on a 50 per cent basis.

“We are delighted to be developing these deposits with the Hancock Group, which has such a long history in the Pilbara and a strong relationship with Rio Tinto. In recognition of this, we have agreed that the deposits and project will retain the original Hope Downs name in perpetuity,” said Mr Walsh.

The Hope Downs name honours the memory of Mrs Hope Margaret Hancock and the railway spurs and subsequent rail links will be called the Lang Hancock Railway.

The cash consideration is below the disclosure threshold of the London Stock Exchange of five per cent of Rio Tinto’s net assets. The purchase is subject to various approvals, including Rio Tinto securing relevant government and regulatory approvals.

For further information, please contact:

LONDON	AUSTRALIA

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Lisa Cullimore	Ian Head
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Nigel Jones	Dave Skinner
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Richard Brimelow	Susie Creswell
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